December 23, 2019

DeVan Ard, Jr.
Chief Executive Officer
Reliant Bancorp, Inc.
1736 Carothers Parkway, Suite 100
Brentwood, TN 37027

       Re: Reliant Bancorp, Inc.
           Registration Statement on Form S-4
           Filed December 19, 2019
           File No. 333-235582

Dear Mr. Ard:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Adam G. Smith, Esq.